UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chemomab Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, no par value

American Depositary Shares, each of which represents twenty Ordinary Shares, no par value

(Title of Class of Securities)

16385C104**

(CUSIP Number)

OrbiMed Israel BioFund GP Limited Partnership

OrbiMed Israel GP Ltd.

Erez Chimovits

89 Medinat HaYehudim St.

Building E, 11th Floor

Herzliya 46766, Israel

Telephone: 972 73 2822600

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

March 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares. No CUSIP number exists for the underlying Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16385C104 (American Depositary Shares)	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS OrbiMed Israel BioFund GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,606,991 American Depositary Shares (representing 52,139,820 Ordinary Shares) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,606,991 American Depositary Shares (representing 52,139,820 Ordinary Shares) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,606,991 American Depositary Shares (representing 52,139,820 Ordinary Shares) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% of the American Depositary Shares (representing 24.3% of the Ordinary Shares) (2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)

This total consists of: (i) 2,578,174 American Depositary Shares (the “ADSs”), representing 51,563,480 ordinary shares (“Ordinary Shares”), of Chemomab Therapeutics Ltd. (the “Issuer”), and (ii) 28,817 ADSs, representing 576,340 Ordinary Shares, issuable upon the exercise of warrants to purchase ADSs (the “Warrants”). Each ADS represents 20 Ordinary Shares.

(2)

This percentage is calculated based upon 10,697,975 ADSs outstanding, representing 213,959,500 Ordinary Shares, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2021 and giving effect to the additional 28,817 ADSs, representing 576,340 Ordinary Shares, that would be outstanding following the exercise of the Warrants as reported above.

SCHEDULE 13D

CUSIP No. 16385C104 (American Depositary Shares)	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS OrbiMed Israel GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,606,991 American Depositary Shares (representing 52,139,820 Ordinary Shares) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,606,991 American Depositary Shares (representing 52,139,820 Ordinary Shares) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,606,991 American Depositary Shares (representing 52,139,820 Ordinary Shares) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% of the American Depositary Shares (representing 24.3% of the Ordinary Shares) (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This total consists of: (i) 2,578,174 American Depositary Shares (the “ADSs”), representing 51,563,480 ordinary shares (“Ordinary Shares”), of Chemomab Therapeutics Ltd. (the “Issuer”) and (ii) 28,817 ADSs, representing 576,340 Ordinary Shares, issuable upon the exercise of warrants to purchase ADSs (the “Warrants”). Each ADS represents 20 Ordinary Shares.

(2)

This percentage is calculated based upon 10,697,975 ADSs outstanding, representing 213,959,500 Ordinary Shares, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2021 and giving effect to the additional 28,817 ADSs, representing 576,340 Ordinary Shares, that would be outstanding following the exercise of the Warrants as reported above.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Ordinary Shares, no par value (the “Ordinary Shares”) and the American Depositary Shares, each representing 20 Ordinary Shares (the “ADSs” and together with the Ordinary Shares, the “Shares”), of Chemomab Therapeutics Ltd., a company organized under the laws of Israel (the “Issuer”), with its principal executive offices located at Kiryat Atidim, Building 7, Tel Aviv 6158002, Israel.  The ADSs are listed on the NASDAQ Capital Market under the ticker symbol “CMMB.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)                  This Statement is being jointly filed by OrbiMed Israel GP Ltd., an Israeli company (“OrbiMed Israel”), and OrbiMed Israel BioFund GP Limited Partnership, an Israeli limited partnership (“OrbiMed BioFund”) (together, the “Reporting Persons” and each, a “Reporting Person”).

(b) – (c)          OrbiMed Israel, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of OrbiMed Israel Partners Limited Partnership, an Israeli limited partnership (“OIP”), which holds the securities to which this Statement relates.

The address of the principal office of each Reporting Person is 89 Medinat HaYehudim St., Building E, 11th Floor, Herzliya 46766, Israel.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and partners (as applicable) of the Reporting Persons are set forth in Schedules I and II hereto and are incorporated herein by reference.

(d) – (e)          During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedules I and II hereto, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Merger (as defined below), OIP was a stockholder of Chemomab Ltd., an Israeli limited company (“Old Chemomab”). On March 16, 2021, the Issuer, previously named Anchiano Therapeutics Ltd., consummated its merger with Old Chemomab, in accordance with the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 14, 2020, between the Issuer, Old Chemomab, and CMB Acquisition Ltd., a company organized under the laws of Israel and a directly, wholly-owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub was merged with and into Old Chemomab (the “Merger”), with Old Chemomab continuing as the surviving corporation and a direct wholly-owned subsidiary of the Issuer. Under the terms of the Merger Agreement, each ordinary share of Old Chemomab automatically converted into the right to receive 12.86235 ADSs, which resulted in OIP acquiring 2,290,004 ADSs. Immediately after completion of the Merger, Anchiano Therapeutics Ltd. changed its name to “Chemomab Therapeutics Ltd.”

In addition, on March 15, 2021, OIP entered into a securities purchase agreement with the Issuer pursuant to which the Issuer agreed to issue and sell to OIP 288,170 ADSs, representing 5,763,400 Ordinary Shares (the “Conversion Shares”) and (ii) five-year warrants (the “Warrants”) to purchase 28,817 ADSs, representing 576,340 Ordinary Shares (the “Conversion Warrant Shares”) (the “Financing Transactions”). The Financing Transactions closed on March 16, 2021.

The source of funds for such purchases was the working capital of OIP.

As a result of the Merger and the Financing Transactions, OrbiMed Israel, as the general partner of OrbiMed BioFund, and OrbiMed BioFund as the general partner of OIP, may each be deemed to be the beneficial owner of 24.3% of the outstanding ADSs, which represents an equivalent percentage of the outstanding Ordinary Shares.

Item 4.	Purpose of Transaction.

The Shares have been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not for the intention of acquiring control of the Issuer’s business on behalf of OIP.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy; (f) any other material change in the Issuer’s business or corporate structure: (g) any change in the Issuer’s charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of  a national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)          As of the date of this filing, OIP holds 2,578,174 ADSs, representing 51,563,480 Ordinary Shares and Warrants to purchase 28,817 ADSs, representing 576,340 Ordinary Shares. Based upon information contained in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 17, 2021, such ADSs (including the ADSs subject to the Warrants) constitute approximately 24.3% of the issued and outstanding ADSs, which represents the same percentage of the outstanding Ordinary Shares. OrbiMed Israel, pursuant to its authority as the general partner of OrbiMed BioFund, the general partner of OIP, may be deemed to indirectly beneficially own the Shares held by OIP.  OrbiMed BioFund, pursuant to its authority as the general partner of OIP, may be deemed to indirectly beneficially own the Shares held by OIP.  As a result, OrbiMed Israel and OrbiMed BioFund and OIP share the power to direct the vote and to direct the disposition of the Shares held by OIP.

(c)          Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2, 3, and 5 above, OrbiMed BioFund is the general partner of OIP pursuant to the terms of the limited partnership agreement of OIP.  OrbiMed Israel is the general partner of OrbiMed BioFund, pursuant to the terms of the limited partnership agreement of OrbiMed BioFund.  As a result, OrbiMed BioFund has the power to direct the vote and to direct the disposition of the Shares held by OIP and such power is exercised through OrbiMed Israel. OrbiMed Israel exercises this investment power through an investment committee comprised of Carl L. Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits, each of whom disclaims beneficial ownership of the Shares held by OIP, except to the extent of their pecuniary interest therein. As a result, OrbiMed BioFund and OrbiMed Israel may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP and to share power to direct the vote and the disposition of the Shares held by OIP.  The number of outstanding ADSs attributable to OIP is 2,606,991, representing 52,139,820 Ordinary Shares, which amounts include the ADSs subject to the Warrants. OrbiMed Israel and OrbiMed BioFund may each be considered to hold indirectly 2,606,991 ADSs, representing 52,139,820 Ordinary Shares.

Securities Purchase Agreement

In connection with the Financing Transactions, OIP and certain other purchasers entered into securities purchase agreements (each, a “Purchase Agreement”) with the Issuer. Pursuant to the Purchase Agreements, the parties agreed that, no later than thirty (30) days following the closing of the Merger, the Issuer shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of all of the Conversion Shares and Conversion Warrant Shares, subject to the terms and conditions therein. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a form of which is included in this Statement as Exhibit 2 and incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedules I and II to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedules I and II to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement between OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership.
2.	Form of Securities Purchase Agreement, dated March 15, 2021, by and between the Issuer and the certain purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on March 17, 2021).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2021

ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP

By:	OrbiMed Israel GP Ltd., its General Partner

By:	/s/ Carl L. Gordon
Carl L. Gordon
Director

ORBIMED ISRAEL GP LTD.

By:	/s/ Carl L. Gordon
Carl L. Gordon
Director

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below.  Unless otherwise noted, all of these persons are Israeli citizens and have as their business address 89 Medinat HaYehudim St., Building E, 11th Floor, Herzliya 46766, Israel.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon American citizen	Director	Member OrbiMed Advisors LLC 601 Lexington Avenue, 54th Floor New York, NY 10022
Nissim Darvish	Director	Venture Partner OrbiMed Israel Partners Limited
Jonathan T. Silverstein American citizen	Director	Member OrbiMed Advisors LLC 601 Lexington Avenue, 54th Floor New York, NY 10022
Erez Chimovits	Director	Partner OrbiMed Israel Partners Limited
Anat Naschitz	Director	Venture Partner OrbiMed Israel Partners Limited

SCHEDULE II

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its general partner, OrbiMed Israel GP Ltd.

Exhibit Index

Exhibit No.	Description
1.	Joint Filing Agreement between OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership.
2.	Form of Securities Purchase Agreement, dated March 15, 2021, by and between the Issuer and the certain purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on March 17, 2021).